Terms of the Notes

The Contingent Income Auto-Callable Yield Notes Linked to the Least Performing of the VanEck Vectors® Gold Miners ETF and the iShares® Silver Trust (the “Notes”) provide a quarterly Contingent Coupon Payment on the applicable Contingent Payment Date if, on any monthly Observation Date, the Observation Value of each Underlying is greater than or equal to its Coupon Barrier. Beginning in November 2021, if the Observation Value of each Underlying is greater than or equal to its Starting Value on any on any Observation Date (other than the final Observation Date), the Notes will be automatically called, in whole but not in part, at 100% of the principal amount, together with the relevant Contingent Coupon Payment. No further amounts will be payable following an Automatic Call.. If the Notes are not automatically called, at maturity you will receive the Redemption Amount, calculated as described under “Redemption Amount Determination”.

Issuer:	BofA Finance LLC (“BofA Finance”)
Guarantor:	Bank of America Corporation (“BAC”)
Term:	Approximately 3 years, unless previously automatically called.
Underlyings:	The VanEck Vectors® Gold Miners ETF (Bloomberg symbol: “GDX”) and the iShares® Silver Trust (Bloomberg symbol: “SLV”).
Pricing and Issue Dates*:	May 25, 2021and May 28, 2021, respectively
Observation Dates†*:	Quarterly. Please see the Preliminary Pricing Supplement for further details.
Coupon Barrier:	For each Underlying, 70% of its Starting Value.
Threshold Value:	For each Underlying, 70% of its Starting Value.
Contingent Coupon Payment*:	If, on any quarterly Observation Date, the Observation Value of each Underlying is greater than or equal to its Coupon Barrier, we will pay a Contingent Coupon Payment of $20.00 per $1,000 in principal amount of Notes (equal to a rate of 2.00% per quarter or 8.00% per annum) on the applicable Contingent Payment Date (including the Maturity Date).
Automatic Call:	Beginning in November 2021, all (but not less than all) of the Notes will be automatically called if the Observation Value of each Underlying is greater than or equal to its Starting Value on any Observation Date (other than the final Observation Date). If the Notes are automatically called, the Early Redemption Amount will be paid on the applicable Contingent Payment Date. No further amounts will be payable following an Automatic Call.
Early Redemption Amount:	For each $1,000 principal amount of Notes, $1,000 plus the applicable Contingent Coupon Payment.
Initial Estimated Value Range:	$900.00-$950.00 per Note.
Underwriting Discount:*	$25.00 (2.50% of the public offering price) per $1,000 in principal amount of Notes.
CUSIP:	09709UJX7
Preliminary Pricing Supplement:	https://www.sec.gov/Archives/edgar/data/0001682472/000148105721002373/form424b2.htm
* Subject to change prior to the Pricing Date. † Subject to adjustment. Please see the Preliminary Pricing Supplement for further details.

Redemption Amount Determination

(assuming the Notes have not been automatically called)

Hypothetical Returns at Maturity
The table below also assumes that all Contingent Coupon Payments were paid on each Contingent Payment Date prior to maturity.

Underlying Return of the Least Performing Underlying	Redemption Amount per Note	Return on the Notes(1)
60.00%	$1,020.00(2)	2.00%
50.00%	$1,020.00	2.00%
30.00%	$1,020.00	2.00%
10.00%	$1,020.00	2.00%
5.00%	$1,020.00	2.00%
0.00%	$1,020.00	2.00%
-10.00%	$1,020.00	2.00%
-30.00%(3)	$1,020.00	2.00%
-30.01%	$699.9000	-30.01%
-50.00%	$500.0000	-50.00%
-100.00%	$0.0000	-100.00%

(1)    The “Return on the Notes” is calculated based on the Redemption Amount and potential final Contingent Coupon Payment, not including any Contingent Coupon Payments paid prior to maturity, and assumes that relevant Contingent Coupon Payment has been made on each prior Contingent Payment Date.

(2)    This amount represents the sum of the principal amount and a final quarterly Contingent Coupon Payment of $5.9584 per $1,000 in principal amount of Notes (assuming that each prior quarterly Contingent Coupon Payment has been made on the related Contingent Payment Date).

(3)    This is the Underlying Return which corresponds to the Coupon Barrier and Threshold Value of the Least Performing Underlying.

Risk Factors

•	Your investment may result in a loss; there is no guaranteed return of principal.
•	Your return on the Notes is limited to the return represented by the Contingent Coupon Payments, if any, over the term of the Notes.
•	The Notes are subject to a potential Automatic Call, which would limit your ability to receive the Contingent Coupon Payments over the full term of the Notes.
•	You may not receive any Contingent Coupon Payments and the Notes do not provide for any regular fixed coupon payments.
•	The Contingent Coupon Payment or Redemption Amount, as applicable, will not reflect the prices of the Underlyings other than on the Observation Dates.
•	Because the Notes are linked to the least performing (and not the average performance) of the Underlyings, you may not receive any return on the Notes and may lose some or all of your principal amount even if the Observation Value of one Underlying is always greater than or equal to its Coupon Barrier or Threshold Value, as applicable.
•	Your return on the Notes may be less than the yield on a conventional debt security of comparable maturity.
•	Any payments on the Notes are subject to the credit risk of BofA Finance and the Guarantor, and actual or perceived changes in BofA Finance or the Guarantor’s creditworthiness are expected to affect the value of the Notes.
•	The public offering price you pay for the Notes will exceed their initial estimated value.
•	We cannot assure you that a trading market for your Notes will ever develop or be maintained.
•	A limited number of securities may affect the level of the Underlying Index of the GDX, and the Underlying Index of the GDX is not necessarily representative of the gold and silver mining industry.
•	There is no direct correlation between the value of the notes or the price of the GDX and the SLV, on the one hand, and gold and silver prices, on the other hand.
•	NYSE Arca, Inc. (“NYSE Arca”), as the sponsor and compiler of the Underlying Index of the GDX, retains significant control and discretionary decision-making over the Underlying Index of the GDX and is responsible for decisions regarding the interpretation of and amendments to the Underlying Index rules, which may have an adverse effect on the price of the GDX, the market value of the notes and the amount payable on the notes.
•	The performance of the GDX and the SLV may be influenced by gold and silver prices.
•	The notes are subject to risks associated with foreign securities markets.
•	The notes are subject to foreign currency exchange rate risk.
•	The stocks or assets held by the GDX and SLV are concentrated in one sector.
•	There are risks associated with commodities trading on the London Bullion Market Association.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer on the date the Notes are priced. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Please see the Preliminary Pricing Supplement for complete product disclosure, including related risks and tax disclosure.

This fact sheet is a summary of the terms of the Notes and factors that you should consider before deciding to invest in the Notes. BofA Finance has filed a registration statement (including preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read this fact sheet together with the Preliminary Pricing Supplement dated May 4, 2021, Product Supplement EQUITY-1 dated January 3, 2020 and Prospectus Supplement and Prospectus dated December 31, 2019 to understand fully the terms of the Notes and other considerations that are important in making a decision about investing in the Notes. If the terms described in the applicable Preliminary Pricing Supplement are inconsistent with those described herein, the terms described in the applicable Preliminary Pricing Supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the Preliminary Pricing Supplement. Alternatively, BofA Finance, any agent or any dealer participating in this offering will arrange to send you the Preliminary Pricing Supplement, Product Supplement EQUITY-1 and Prospectus Supplement and Prospectus if you so request by calling toll-free at 1-800-294-1322.